UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of WORK Medical Technology Group LTD’s Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders (the “Meeting”) of WORK Medical Technology Group LTD (the “Company”) was held at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, on February 5, 2025, at 9:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at http://www.virtualshareholdermeeting.com/WOK2025.

At the close of business on January 7, 2025, the record date for the determination of holders of the ordinary shares of the Company (the “Ordinary Shares”) entitled to vote at the Meeting, there were a total of 14,591,942 issued and outstanding Ordinary Shares, each being entitled to one (1) vote. At the Meeting, the holders of 8,572,632 Ordinary Shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the re-election of Dr. Xiaoyang Li as a director of the Company (“Proposal No. 1);

2.	An ordinary resolution to approve the re-election of Mr. Robert Brian Johnson as a director of the Company (“Proposal No. 2”);

3.	An ordinary resolution to approve the re-election of Mr. Baiming Yu as a director of the Company (“Proposal No. 3”);

4.	An ordinary resolution to approve the re-election of Mr. Shuang Wu as a director of the Company (“Proposal No. 4”);

5.	An ordinary resolution to approve the re-election of Mr. Zhenguo Wu as a director of the Company (“Proposal No. 5”);

6.	An ordinary resolution to approve the increase of the Company’s authorized share capital (“Proposal No. 6”);

7.	An ordinary resolution to approve the re-designation and re-classification of the Company’s authorized share capital (“Proposal No. 7”); and

8.	A special resolution to adopt an Amended and Restated Memorandum and Articles of Association of the Company (“Proposal No. 8”).

The results of the vote at the Meeting for the resolutions were as follows:

*Proposal	For	Against	Abstain
No. 1	8,572,632	0	0
No. 2	8,572,632	0	0
No. 3	8,572,620	0	12
No. 4	8,572,632	0	0
No. 5	8,572,632	0	0
No. 6	8,572,603	1	28
No. 7	8,572,615	1	16
No. 8	8,572,629	1	2

*	The numbers in this column correspond to those in the third paragraph of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2025

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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